SECURITIES AND EXCHANGE COMMISSION

Washington D.C., 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____TO_____.

COMMISSION FILE NO. 0-2525

A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

Huntington Investment and Tax Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

REQUIRED INFORMATION

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The Huntington Investment and Tax Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the fiscal year ended December 31, 2004, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule as of and for the year ended December 31, 2004 have been audited by Deliotte & Touche LLP, Independent Registered Public Accounting Firm, and their report is included therein. The Plan financial statements as of and for the year ended December 31, 2003 were audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, whose report expressed an unqualified opinion.

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Deliotte & Touche LLP.

23.2	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.

99.1	Financial statements and supplemental schedule of The Huntington Investment and Tax Savings Plan for the fiscal years ended December 31, 2004 and 2003, prepared in accordance with the financial reporting requirements of ERISA.

99.2	Opinion of Independent Registered Public Accounting Firm, Ernst & Young LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON INVESTMENT
AND TAX SAVINGS PLAN

Date: June 29, 2005	By:/s/ Donald R. Kimble Donald R. Kimble Chief Financial Officer and Controller Huntington Bancshares Incorporated

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